EXHIBIT 2

               Text of notice to shareholders dated April 21, 2004

                PLEASE READ THIS BEFORE YOU CONSIDER SELLING YOUR
              SHARES OF CIP(R) TO MADISON LIQUIDITY INVESTORS 104,
                                      LLC!!

Once again, we've been notified that Madison Liquidity Investors is seeking to acquire your shares of CIP(R). Madison Liquidity Investors, LLC and its affiliates have been soliciting unsuspecting CIP(R) investors for several years in the hope that investors will fall prey to their offer and sell their CIP(R) shares at a steep discount.

We believe it is our responsibility to inform you that we do not believe it is in your best financial interest to sell your shares. Rather, we believe that you should maintain ownership of your CIP(R) shares as details of its pending liquidity plan will be forthcoming.

While Madison may believe that their persistence will pay off, they have had little success. Madison's repeated lack of success is no doubt the reason for their latest solicitation.

Do not be fooled. We strongly believe, for the same reasons you invested in CIP(R), that you should consider holding on to your investment:

o CIP(R)'s Board of Directors has begun considering liquidity options for CIP(R). We anticipate announcing details later this quarter. While prior performance is no guarantee of future results, CIP(R)'s advisor, W. P. Carey & Co. LLC (NYSE: WPC), successfully completed the liquidity of ten prior programs for amounts approximately equal to the net asset value of the program as of the time of the liquidity event.

o CIP(R) announced its 49th dividend increase, providing its investors with dividends of $85.76* per original $1,000 investment. You might find it difficult to find an investment program with similar characteristics to CIP(R) with a higher rate of return.

o We believe that Madison is making this offer now because CIP(R) recently informed investors that it expects to announce a liquidity transaction in the near future. As stated in its offering materials, Madison expects the potential value of CIP(R)'s shares to be greater than the price offered. Madison's offering price is $10.00 per share, which is significantly less than the per share appraised value of $13.55, as of December 31, 2003.

We strongly suggest that you defer considering Madison's offer until CIP(R)'s Board announces further details of its liquidity plan. In the meantime, we encourage you to view the Securities and Exchange Commission's website, www.sec.gov/investor/pubs/minitend.htm, which can provide additional information on the dangers of these types of tender offers.

Before you consider selling your shares of CIP(R) to Madison and make this irrevocable financial decision, please consult your financial advisor or call CIP(R)'s Investor Relations Department at 1-800-WP-CAREY or e-mail us at CIP@wpcarey.com. Remember, once you sign the tender offer and return it to Madison, your decision is FINAL and IRREVOCABLE. Madison will NOT let you change your decision to sell your shares of CIP(R).

*Based on dividend paid on April 15, 2004.

          1-800-WP CAREY o www.careyinstitutional.com o CIP@wpcarey.com

[WP CAREY LOGO]                                                       [CIP LOGO]